================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
                                -----------------

                               CRITICAL PATH, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    22674V100
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  July 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

---------------------                                      ---------------------
22674V100                                                           Page 2 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208  shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208  shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208  shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 3 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 4 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 5 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 6 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 7 of 19
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      36,473,208 shares of common stock,
        SHARES                        par value $0.001
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      36,473,208 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,473,208 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

----------
(1) Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

---------------------                                      ---------------------
22674V100                                                           Page 8 of 19
---------------------                                      ---------------------

Item 1.  Security and Issuer.

This Amendment No. 1 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the "Original 13D"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is 532 Folsom Street, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 74, GapStar, GAPCO and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP

---------------------                                      ---------------------
22674V100                                                           Page 9 of 19
---------------------                                      ---------------------

74 is GAP. GAP is also the sole member of GapStar. GmbH Management is the general partner of KG.

         The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark
F. Dzialga, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GAP Managing Members"). The general partners of GAPCO are the GAP Managing Members. The business address of each of the GAP Managing Members (other than Messrs. Esser, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue, N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. Each of the GAP Managing Members, other than Messrs. Esser, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final

---------------------                                      ---------------------
22674V100                                                          Page 10 of 19
---------------------                                      ---------------------

order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following at the end thereof:

         On November 18, 2003, GAP 74, GapStar, GAPCO and KG (collectively, the "GAP Purchasers") entered into a Convertible Note Purchase and Exchange Agreement, as amended by Amendment to Convertible Note Purchase and Exchange Agreement, dated January 16, 2004, as amended by Amendment No. 2 to Convertible Note Purchase and Exchange Agreement, dated March 9, 2004 (as amended, the "Note Purchase and Exchange Agreement"), with the Company and Campina Enterprises Limited, Cenwell Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited (the foregoing collectively, the "CK Purchasers") pursuant to which, among other things, (i) the GAP Purchasers purchased convertible subordinated promissory notes of the Company in the aggregate principal amount of $10,000,000 (the "Convertible Notes") convertible into shares of Series E Preferred Stock, par value $0.001 per share (the "Series E Preferred Stock"), of the Company, the conversion of which was subject to certain conditions precedent, including obtaining approval by the Company's stockholders (the "Stockholder Approval"), (ii) the Company agreed to amend, subject to Stockholder Approval, the terms of the Series D Cumulative Redeemable Convertible Participating Preferred Stock of the Company (the "Series D Preferred Stock") and to amend the liquidation preference thereof upon a Liquidation (as defined in the Series D Preferred Stock) or a Change of Control (as defined in the Series D Preferred Stock), to eliminate the participation feature, to reduce the conversion price

---------------------                                      ---------------------
22674V100                                                          Page 11 of 19
---------------------                                      ---------------------

of the Series D Preferred Stock and to reduce the amount of dividends to which the Series D Preferred Stock is entitled and (iii) the Company agreed to reduce, subject to Stockholder Approval, the exercise price per share of warrants to purchase shares of Common Stock (the "Warrants") owned by GAP 74, GapStar and GAPCO from $4.20 to $1.50. The Company obtained Stockholder Approval on July 2, 2004, and the conversion of the Convertible Notes held by the GAP Purchasers, as well as the other amendments described above, occurred on July 9, 2004. GAP 74's Convertible Note in the aggregate amount of $9,105,278.60 (representing the principal and accrued interest on such Convertible Note) converted into 6,070,185 shares of Series E Preferred Stock, GapStar's Convertible Note in the aggregate amount of $700,392.00 (representing the principal and accrued interest on such Convertible Note) converted into 466,928 shares of Series E Preferred Stock, GAPCO's Convertible Note in the aggregate amount of $1,174,554.70 (representing the principal and accrued interest on such Convertible Note) converted into 783,036 shares of Series E Preferred Stock and KG's Convertible
Note in the aggregate amount of $19,774.70 (representing the principal and accrued interest on such Convertible Note) converted into 13,183 shares of Series E Preferred Stock. In addition, the Company declared a dividend of rights to purchase shares of Series E Preferred Stock to holders of Common Stock as of April 30, 2004, and the GAP Purchasers have the right, but not the obligation, to purchase 55% of the shares of Series E Preferred Stock not subscribed for by the eligible holders of Common Stock. The GAP Purchasers have no present intention of exercising such rights.

---------------------                                      ---------------------
22674V100                                                          Page 12 of 19
---------------------                                      ---------------------

         All of the funds to purchase the Convertible Notes that converted into shares of Series E Preferred Stock were obtained from contributions from partners of GAP 74, GAPCO and KG, and the available capital of GapStar.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired beneficial ownership of the shares of Series E Preferred Stock, and hold the shares of Series D Preferred Stock and Warrants described in this Amendment, for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock or Warrants, dispose of some or all of the shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock and/or the Warrants owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs
(a) through (j) of Item 4. Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

    (a) As of July 9, 2004, the Reporting Persons own of record the following securities of the Company:

              (i) GAP owns of record, no shares of Common Stock, no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and no Warrants, or 0.0% of the Company's issued and outstanding shares of Common Stock;

              (ii) GAP 74 owns of record 2,091,218 shares of Series D Preferred Stock convertible into 23,426,392 shares of Common Stock, 6,070,185 shares of Series E Preferred Stock convertible into 6,070,185

---------------------                                      ---------------------
22674V100                                                          Page 13 of 19
---------------------                                      ---------------------

         shares of Common Stock and Warrants to purchase 513,468 shares of Common Stock, or 52.1% of the Company's issued and outstanding shares of Common Stock;

              (iii) GapStar owns of record 159,091 shares of Series D Preferred Stock convertible into 1,782,180 shares of Common Stock, 466,928 shares of Series E Preferred Stock convertible into 466,928 shares of Common Stock and Warrants to purchase 39,062 shares of Common Stock, or 4.0% of the Company's issued and outstanding shares of Common Stock;

              (iv) GAPCO owns of record 295,146 shares of Series D Preferred Stock convertible into 3,306,305 shares of Common Stock, 783,036 shares of Series E Preferred Stock convertible into 783,036 shares of Common Stock and Warrants to purchase 72,469 shares of Common Stock, or 7.2% of the Company's issued and outstanding shares of Common Stock;

              (v) KG owns of record no shares of Series D Preferred Stock, 13,183 shares of Series E Preferred Stock convertible into 13,183 shares of Common Stock and no Warrants to purchase shares of Common Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock; and

              (vi) GmbH Management owns of record no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and no Warrants to

---------------------                                      ---------------------
22674V100                                                          Page 14 of 19
---------------------                                      ---------------------

         purchase shares of Common Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that (i) GAP is the general partner of GAP 74 and the sole member of GapStar, (ii) the GAP Managing Members (other than certain GAP Managing Members) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GAP Managing Members are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock underlying the Series D Preferred Stock, the Series E Preferred Stock and the Warrants, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 36,473,208 shares of Common Stock on an as converted basis as applicable, or 63.3% of the Company's issued and outstanding shares of Common Stock on an as converted or exercised basis, as applicable. Please note that the percentage of the Company's Common Stock beneficially owned by the Reporting Persons is calculated in this Amendment assuming the conversion of the Series D Preferred Stock and the Series E Preferred Stock and the exercise of the Warrants owned beneficially by the Reporting Persons only. The Reporting Persons would beneficially own a smaller percentage of the Company's Common Stock if such calculation included the conversion of shares of Series D Preferred Stock and Series E Preferred Stock and the exercise of Warrants beneficially owned by persons other than the Reporting Persons.

    (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 36,473,208 shares of Common Stock that may be deemed to be owned beneficially by each of them.

    (c) As more fully described in Item 3 above, on July 9, 2004, the subsequent closing under the Note Purchase and Exchange Agreement occurred and the Convertible Notes held by the GAP Purchasers were converted into shares of Series E Preferred Stock. Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of

---------------------                                      ---------------------
22674V100                                                          Page 15 of 19
---------------------                                      ---------------------

Common Stock, Series D Preferred Stock, Series E Preferred Stock or Warrants in the past 60 days.

    (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

    (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         Item 6 is hereby amended by substituting the following paragraph for the first paragraph of Item 6 in the Original 13D:

         As noted above, the GAP Managing Members (other than certain GAP Managing Members) are authorized and empowered to vote and dispose of the securities held by GAPCO, GAP is authorized and empowered to vote and dispose of the securities held by GAP 74 and GapStar, and the GAP Managing Members are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the conversion and exercise of the shares of Series D Preferred Stock, the shares of Series E Preferred Stock and the Warrants, as applicable, the voting and disposition of the shares of Series D Preferred Stock, the shares of Series E Preferred Stock and the Warrants, as applicable, and the voting and disposition of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock or exercise of the Warrants, as well as such other action taken on behalf of the Reporting Persons with respect to the Series D Preferred Stock,

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22674V100                                                          Page 16 of 19
---------------------                                      ---------------------

Series E Preferred Stock, Common Stock or the Warrants as they deem to be in the collective interest of the Reporting Persons.

         In addition, Item 6 is also hereby amended by adding the following paragraphs at the end thereof:

         As described in Item 3 above, on November 18, 2003, the GAP Purchasers entered into the Note Purchase and Exchange Agreement pursuant to which the GAP Purchasers purchased the Convertible Notes, which converted into shares of Series E Preferred Stock on July 9, 2004, after the Company obtained the Stockholder Approval on July 2, 2004. The shares of Series E Preferred Stock are convertible into the number shares of Common Stock equal to the product of the number of shares of Series E Preferred Stock being converted multiplied by the quotient of (i) the Series E Accreted Value (as hereinafter defined) divided by
(ii) $1.05 (subject to anti-dilution adjustments). Series E Accreted Value means, with respect to each share of Series E Preferred Stock, the sum of $1.50 plus all dividends that have accrued and compounded semi-annually with respect thereto. If, as of any date after July 9, 2007, the average closing price per share of Common Stock for any 60 consecutive trading days after July 9, 2007, equals or exceeds 400% of the Series E Accreted Value, then the Company has the right, at its option, to redeem within 30 days, all of the outstanding shares of Series E Preferred Stock for cash at a price per share equal to the Series E Accreted Value plus both all dividends accrued since the previous semi-annual compounding date. In addition, on July 9, 2008, all of the outstanding shares of Series E Preferred Stock must automatically be redeemed by the Company for cash at a price per share equal to the Series E Accreted Value plus all dividends accrued since the previous semi-annual compounding date. The

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22674V100                                                          Page 17 of 19
---------------------                                      ---------------------

shares of Series E Preferred Stock also receive dividends at the annual rate of 5 3/4% of the Series E Accreted Value, which compound to the Series E Accreted Value on a semi-annual basis on December 31 and June 30 of each year.

         The Company, the GAP Purchasers, the CK Purchasers and certain other purchasers of Convertible Notes also entered into the Third Amended and Restated Registration Rights Agreement, dated March 9, 2004 (the "Third Amended and Restated Registration Rights Agreement"), which became effective on July 9, 2004 upon the conversion of the Convertible Notes into shares of Series E Preferred Stock. Pursuant to the Registration Rights Agreement, the GAP Purchasers, as a group, have one demand registration right for an underwritten offering, and customary "piggy-back" registration rights in both primary and secondary offerings pursuant to which they have a right to participate in registrations initiated by the Company or other stockholders of the Company.

         The foregoing summaries of the Note Purchase and Exchange Agreement, the Amendment to the Note Purchase and Exchange Agreement, dated January 16, 2004, Amendment No. 2 to the Note Purchase and Exchange Agreement, dated March 9, 2004, and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 4, 5, 6 and 7 to this Amendment.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Power of Attorney, dated January 4, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

---------------------                                      ---------------------
22674V100                                                          Page 18 of 19
---------------------                                      ---------------------

         Exhibit 3: Power of Attorney, dated January 4, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO.

         Exhibit 4: Convertible Note Purchase and Exchange Agreement, dated November 18, 2003, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the other parties thereto filed as Appendix A to Critical Path, Inc.'s
                         Schedule 14A, dated May 5, 2004, is hereby incorporated by reference.

         Exhibit 5: Amendment to Convertible Note Purchase and Exchange Agreement, dated January 16, 2004, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the other parties thereto filed as Appendix A to Critical Path Inc.'s Schedule 14A, dated May 5, 2004, is hereby incorporated by reference.

         Exhibit 6: Amendment No. 2 to Convertible Note and Purchase and Exchange Agreement, dated March 9, 2004, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the other parties thereto filed as Appendix A to Critical Path, Inc.'s Schedule 14A, dated May 5, 2004, is hereby incorporated by reference.

         Exhibit 7: Third Amended and Restated Registration Rights Agreement, dated March 9, 2004, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and the other parties thereto filed as Appendix F to Critical Path, Inc.'s Schedule 14A, dated May 5, 2004, is hereby incorporated by reference.

---------------------                                      ---------------------
22674V100                                                          Page 19 of 19
---------------------                                      ---------------------

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 13, 2004

                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPCO GMBH   CO. KG

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director



                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director